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                            HAYNES AND BOONE, L.L.P.
                           1000 Louisiana, Suite 4300
                              Houston, Texas 77002



April 10, 2000


U.S. Securities and Exchange Commission
450 5/th/ Street, N.W.
Washington, D.C.  20549
Attn: Pam Long

Re:  Withdrawal of Registration Statement on Form S-4 of
     Eagle Pacific Holdings Inc. (File No. 333-72217)

Dear Ms. Long:

We represent Eagle Pacific Holdings Inc. (the "Company"). The Company requests to withdraw its Form S-4 registration statement which was filed on February 12, 1999, and its Form S-4/A which was filed on March 10, 1999. No securities of the Company have been offered or sold pursuant to this registration statement and the Company has terminated discussions with regard to the merger contemplated by this registration statement.

If you should have any questions or comments regarding the withdrawal of this filing, or require further information, please do not hesitate to contact me.

Sincerely,

/s/ Patrick A. Perryman
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Patrick A. Perryman